Exhibit 1

Media Release

22 September 2009

Ilana Atlas retires from Westpac Group

Westpac Group Chief Executive Officer, Gail Kelly, today announced that Ilana Atlas, Group Executive, People, has decided to retire from the Group in December 2009.

Ms Atlas has been responsible for People and Corporate Affairs & Sustainability for the last six years. She joined Westpac as Group Secretary and General Counsel in 2000.

Mrs Kelly said Ms Atlas had made a significant contribution to Westpac, particularly in introducing a range of initiatives that has made the company an acknowledged leader in workplace flexibility and diversity.

“Westpac is widely acknowledged as a great place to work and an organisation that contributes significantly to the communities in which it operates. Ilana has been a driving force behind many of these achievements.

“Ilana also played a major role as General Counsel in helping to lay the foundations for the strong governance framework that is a key part of Westpac’s culture,” Mrs Kelly said.

“Ilana’s compassion, acumen and judgment have been at the core of her outstanding contribution to the Group. We all wish her the very best for the future. It has been a privilege and a pleasure to work with Ilana,” Mrs Kelly said.

Ms Atlas said: “The Westpac Group has a wonderful culture and heritage that has been created by employees past and present. It has been my privilege to be a part of it. I wish Gail, the Board, the Executive Team and every one of the 37,000 employees of the Westpac Group every success in the future.”

Mrs Kelly said that an internal and external search will commence shortly for Ms Atlas’s replacement.

“This is a very important role, one that is critical to our overall vision and strategy.  Our people are at the core of our Transformation,” Mrs Kelly concluded.

Ends.

For Further Information

David Lording	Jane Counsel
Westpac Media Relations	Westpac Media Relations
Ph: 02 8253 3510	Ph: 02 8253 3443
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Westpac Banking Corporation

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